[West Marine Letterhead]


January 7, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Scott Anderegg
              Staff Attorney, Division of Corporation Finance

Re: West Marine, Inc.
    Form 10-K for the Fiscal Year Ended December 29, 2007
    Filed April 4, 2008
    Definitive Proxy Statement filed on Schedule 14A
    Filed April 22, 2008
    Form 10-Q for Fiscal Quarters Ended March 29, June 28 and September 27, 2008 Filed May 7, August 4 And November 4, 2008
    File No. 0-22512

Dear Mr. Anderegg:

         We have received your comments with respect to the above-referenced filings set forth in a letter dated December 29, 2008 and addressed to Geoffrey
A. Eisenberg, our chief executive officer. Your comment letter requests that we respond within 10 business days of the date of your letter. For the reasons discussed below, we respectfully request an extension of time in order to fully and appropriately respond to your comments.

         As was discussed earlier today in a telephone conversion between you and our counsel (Thomas D. Twedt at Dow Lohnes PLLC), our executive offices were closed the week ended January 2, 2009 and, as a result, we did not become aware of your letter until Monday, January 5, 2009. We have organized a response team and are diligently preparing responses to your comments. However, we also are in the process of closing our books for the fiscal year ended January 3, 2009, including preparing a press release regarding net sales for the fourth quarter and full fiscal year, which release is scheduled to be issued next Thursday. The Chair of our Audit Committee and the Chair of our Governance and Compensation Committee, as well as other members of our Board of Directors, have all expressed an interest in being involved with responding to your comments. In addition, our independent registered public auditing firm, Deloitte & Touche LLP, has advised us that their National Office will need to review our response letter.

         As you can appreciate, preparing full and complete responses and organizing the review and governance processes requires coordination of multiple schedules and is not completely within our control. Accordingly, while we will endeavor to provide responses to your comments as soon as practicable, we would appreciate if you would not object to our submitting our responses to your comments no later than January 30, 2009.

         If you have questions or concerns regarding this request, feel free to contact me at 831-761-4489 or our counsel, Mr. Twedt, at 202-776-2941.

                                   Sincerely,

                                   /s/ Thomas R. Moran
                                   -------------------------------------------
                                   Thomas R. Moran
                                   Chief Financial Officer


cc:   Geoffrey A. Eisenberg
      Pamela J. Fields
      David L. Kral, Deloitte & Touche, USA LLP
      Thomas D. Twedt, Dow Lohnes PLLC